Exhibit 99.1

Vermilion Energy Inc. Receives TSX Approval For Normal Course Issuer Bid

CALGARY, AB, June 30, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that the Toronto Stock Exchange ("TSX") has approved the notice of Vermilion's intention to commence a normal course issuer bid ("NCIB") through the facilities of the Toronto Stock Exchange ("TSX"), New York Stock Exchange and other alternative trading platforms in Canada and USA.

The NCIB allows Vermilion to purchase up to 16,076,666 common shares, representing approximately 10% of its public float as at June 22, 2022, over a twelve month period commencing on July 6, 2022. The NCIB will expire no later than July 5, 2023. The total number of common shares Vermilion is permitted to purchase on the TSX is subject to a daily purchase limit of 513,299 common shares, representing 25% of the average daily trading volume of 2,053,198 common shares on the TSX calculated for the six-month period ended May 31, 2022; however, Vermilion may make one block purchase per calendar week which exceeds the daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Vermilion.

In connection with the NCIB, Vermilion will enter into an automatic purchase plan ("ASPP") with its designated broker to allow for purchases of its common shares during self-imposed blackout periods. Such purchases would be at the discretion of the broker based on parameters provided by the Company prior to any self-imposed blackout period or any period when it is in possession of material undisclosed information. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with Management's discretion.

Vermilion has a long history of returning capital to its shareholders as we have paid out over $40 per share in dividends since 2003.  Our  primary focus over the past two years has been on debt reduction and we have made significant progress allowing us to reinstate shareholder returns. In addition, we have increased our European gas production which has increased our international cash flows to 60%, consistently delivered production within market guidance and significantly increased the depth and quality of our North America drilling inventory. As a first step in resuming our return of capital to shareholders, we implemented a modest quarterly dividend earlier this year and we were clear about our intention to further augment shareholder returns as debt targets were achieved. With a clear line of sight to achieving our next mid-cycle(1) debt target of $1.2 billion, a greater proportion of free cash flow(2) can now be directed to our shareholders. Share buybacks continue to screen as one of the most compelling options for returning capital as we believe our common shares are trading at a price that does not appropriately reflect value relative to the $1.8 billion(3) pro forma free cash flow projected for 2022. At our current share price, the full execution of this NCIB would represent less than one-quarter of our projected 2022 pro forma free cash flow. Our international and diversified portfolio generates robust free cash flow due to the top decline netback, low decline and strong capital efficiencies.

We look forward to sharing further details on our return of capital framework with our Q2 2022 release in August.

(1)	Mid-cycle pricing: WTI US$55.00/bbl; AECO $3.43/mmbtu; TTF $12.50/mmbtu.

(2)	Free cash flow (FCF) and proforma FCF are non-GAAP financial measures/forward looking non-GAAP financial measures comparable to cash flows from operating activities and is comprised of FFO(4) less drilling and development and evaluation and exploration expenditures.

(3)	Based on company estimates, pro forma Corrib acquisition January 1, 2022 and Leucrotta acquisition May 31, 2022, and 2022 full year average reference prices as at June 14, 2022: Brent US$110.91bbl; WTI US$105.44/bbl; LSB = WTI less US$2.82/bbl; TTF $38.85/mmbtu; NBP $33.09/mmbtu; AECO $5.66/mmbtu; CAD/USD 1.28; CAD/EUR 1.37 and CAD/AUD 0.90.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 04-JUL-22